Filed Pursuant to Rule 424B3

Securities Act File No. 333-269567

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YieldStreet Prism Fund Inc.

Supplement No. 1 dated July 19, 2023

to

the Prospectus and Statement of Additional Information, each dated April 28, 2023

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of YieldStreet Prism Fund Inc. (the “Company”) dated April 28, 2023, as amended or supplemented (the “Prospectus”) and certain information contained in the Statement of Additional Information of the Company dated April 28, 2023, as amended or supplemented (the “SAI”), and should be read together with the Prospectus, as amended or supplemented through the date of this supplement.

You should carefully consider the “Risk Factors” beginning on page 28 of the Prospectus before you decide to invest.

- PROSPECTUS –

Prospectus Summary

The section “ABOUT OUR ADVISER” on page 4 of the Prospectus is hereby deleted and replaced with the following:

We are managed by Yieldstreet Management pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”). Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals including Ted Yarbrough, Yieldstreet’s Chief Investment Officer, Sirisha Prasad, Fund Manager, Rebecca Fine, Managing Director of Yieldstreet’s art finance vertical, Mitchell Rosen, Yieldstreet’s Managing Director of Real Estate, and Barbara Anderson, Senior Director and head of Yieldstreet’s private business credit group. We refer to those investment professionals collectively as our “Senior Investment Professionals.” Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our “Investment Team.”

Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Our Adviser also manages a series of private investment vehicles, and may in the future manage additional private or public investment vehicles, including additional registered investment companies, which we refer to collectively as the “Yieldstreet Platform.” See “Risk Factors – Risks Related to our Adviser.” Many of the current and future investment vehicles on the Yieldstreet Platform have and will have investment objectives and investment strategies that overlap with ours. As of March 31, 2023, the Yieldstreet Platform had total capital under management of approximately $1,377.2 million.

Our Senior Investment Professionals have significant experience and an extensive track record of investing in the Investments we target. In addition, our Adviser has access to certain finance, accounting, legal and administrative personnel of Yieldstreet and may retain additional personnel as our activities expand. We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s Investment Team.

All final investment decisions with respect to our assets must be approved by Mr. Yarbrough and Ms. Prasad, who we consider to be our portfolio managers. Our Board of Directors, including our independent directors, oversees and monitors our investment performance and relationship with our Adviser, and annually reviews the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See “Investment Advisory Agreement”.

Questions and Answers About This Offering

In the section “QUESTIONS AND ANSWERS ABOUT THIS OFFERING” on page 25 of the Prospectus, the response to the question “Who will choose which investments to make?” is hereby deleted and replaced with the following:

A:          All final investment decisions must be approved by Mr. Yarbrough and Ms. Prasad, who we consider to be our portfolio managers. Our Board of Directors, including our independent directors, oversees and monitors our investment performance and relationship with our Adviser, and annually reviews the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See “Investment Advisory Agreement.”

Investment Objective and Strategy

The section “INVESTMENT OBJECTIVE AND STRATEGY—ABOUT OUR ADVISER” on page 81 of the Prospectus is hereby deleted and replaced with the following:

We are managed by Yieldstreet Management pursuant to the Investment Advisory Agreement. Our Adviser is wholly owned and controlled by Yieldstreet. Both Yieldstreet Management and Yieldstreet are considered our affiliates. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals including Ted Yarbrough, Yieldstreet’s Chief Investment Officer, Sirisha Prasad, Fund Manager, Rebecca Fine, Managing Director of Yieldstreet’s art finance vertical, Mitchell Rosen, Yieldstreet’s Managing Director of Real Estate, and Barbara Anderson, Senior Director and head of Yieldstreet’s private business credit group. We refer to those investment professionals collectively as our “Senior Investment Professionals.” Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our “Investment Team.” Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending, and implementing our investment strategy. Our Adviser also manages a series of private investment vehicles, and may in the future manage additional private or public investment vehicles, including additional registered investment companies, which we refer to collectively as the “Yieldstreet Platform.” See “Risk Factors – Risks Related to our Adviser and Its Affiliates.” Many of the current and future investment vehicles on the Yieldstreet Platform have and will have investment objectives and investment strategies that overlap with ours. As of March 31, 2023, the Yieldstreet Platform had total capital under management of approximately $1,377.2 million.

Our Senior Investment Professionals have significant experience and an extensive track record of investing in the Investments we target. In addition, our Adviser has access to certain finance, accounting, legal and administrative personnel of Yieldstreet and may retain additional personnel as our activities expand. We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s professionals.

All final investment decisions with respect to our assets must be approved by Mr. Yarbrough and Ms. Prasad, who we consider to be our portfolio managers. Our Board of Directors, including our independent directors, oversees and monitors our investment performance and relationship with our Adviser, and annually reviews the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See “Investment Advisory Agreement.”

Management

The section “MANAGEMENT—BOARD OF DIRECTORS AND EXECUTIVE OFFICERS—INTERESTED DIRECTORS” on page 95 of the Prospectus is amended and restated as follows:

Interested Directors

The following directors are “interested persons” as defined in the 1940 Act. We are not part of a “fund complex” as that term is defined in the Form N-2.

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Directorships Held by Director During Past 5 Years
Michael Weisz, 300 Park Avenue, 15th Floor, New York, NY 10022 Birth Year: 1988	Director, President and Chief Executive Officer	Director since October 2019	Mr. Weisz serves as Chief Executive Officer of our Adviser and Yieldstreet. From 2015 to July 2023, Mr. Weisz served as President of our Adviser and Yieldstreet.Since 2013, Mr. Weisz has served as Chief Investment Officer of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance.	N/A

The section “MANAGEMENT—BOARD OF DIRECTORS AND EXECUTIVE OFFICERS—DIRECTOR QUALIFICATIONS” on pages 96-97 of the Prospectus is amended as follows:

The first sentence of Michael Weisz’s biography is amended and restated as “Mr. Weisz is a co-founder and the Chief Executive Officer of Yieldstreet responsible for overall strategy and day-to-day operations.” The second sentence is deleted.

The entry for Milind Mehere is hereby deleted.

The section “MANAGEMENT—BOARD OF DIRECTORS AND EXECUTIVE OFFICERS—INFORMATION ABOUT EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS” on pages 98-99 of the Prospectus are amended to add the following entries:

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Ted Yarbrough, 300 Park Avenue, 15th Floor New York NY 10022 Birth Year: 1968	Chief Investment Officer	Chief Investment Officer since July 2023	Chief Investment Officer, Yieldstreet, since May 2023; Global Co-Head of Institutional Credit Management, Chief Investment Officer of Global Spread Products division, Global Head of Structured Finance, Global Head of Securitized Products, Citigroup, since prior to 2018.

Ted Yarbrough. Mr. Yarbrough joined Yieldstreet in 2023 as the firm’s Chief Investment Officer, and is responsible for all investment origination, underwriting, and risk management of the $1.5+ billion Yieldstreet portfolio across a variety of alternative assets classes, including real estate, specialty finance, private credit, art, third party funds, and structured notes. Mr. Yarbrough joined Yieldstreet after a 28-year career at Citigroup and its predecessor companies. While at Citi, Mr. Yarbrough held leadership positions across various banking and markets platforms, including Global Head of Securitized Products, Global Head of Structured Finance, Chief Investment Officer of the Global Spread Products division, and Global Co-Head of Institutional Credit Management. In these roles, Mr. Yarbrough was responsible for capital markets, financing and risk management across a broad array of alternative asset classes, including real estate, consumer and commercial receivables, equipment, transportation, project finance, infrastructure, and renewable energy, and oversaw asset portfolios in excess of $100 billion. Mr. Yarbrough served on the Board of Directors of Citigroup Global Markets Inc. , and was a member of the firm’s Banking and Markets management committees, as well as the Risk Committee for Citi’s Institutional Client Group. Mr. Yarbrough is a graduate of Princeton University.

The third paragraph of the section “MANAGEMENT—DIRECTOR INDEPENDENCE” on page 100 of the Prospectus is amended and restated as follows:

Our Board of Directors has determined that each of the directors is independent and has no relationship with us, except as a director and stockholder, with the exception of Mr. Weisz, as a result of his position as our President and Chief Executive Officer and as Chief Executive Officer of our Adviser, and Mr. Yarbrough, as a result of his position as our Chief Investment Officer and as Chief Investment Officer of our Adviser.

Portfolio Management

The section “PORTFOLIO MANAGEMENT” on pages 104-106 of the Prospectus is amended and restated in its entirety as follows:

The management of our investment portfolio will be the responsibility of our Adviser and its professionals, which currently includes Ted Yarbrough, Yieldstreet’s Chief Investment Officer, Sirisha Prasad, Fund Manager, Rebecca Fine, Managing Director of Yieldstreet’s art finance vertical, Mitchell Rosen, Yieldstreet’s Managing Director of Real Estate, and Barbara Anderson, Senior Director and head of Yieldstreet’s private business credit group. We refer to those investment professionals collectively as our “Senior Investment Professionals.” Our Senior Investment Professionals are supported by a team of additional investment professionals that we refer to together with our Senior Investment Professionals as our “Investment Team.” Our Senior Investment Professionals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. For more information regarding the business experience of Sirisha Prasad, Rebecca Fine, Mitchell Rosen, and Barbara Anderson, see “Additional Senior Investment Professionals” below. All final investment decisions must be approved by Mr. Yarbrough and Ms. Prasad, who we consider to be our portfolio managers. For information regarding our shares owned by our portfolio managers, see “Control Persons and Principal Stockholders” in the SAI. Our Adviser’s professionals will not be employed by us, and will receive no compensation from us in connection with their portfolio management activities.

Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other entities, including Yieldstreet entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Adviser may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, our Adviser may grant equity interests in the Adviser to certain management personnel performing services for us.

Portfolio Managers

All final investment decisions must be approved by Mr. Yarbrough and Ms. Prasad, who we consider to be our portfolio managers. Information regarding Mr. Yarbrough is set forth above under “—Board of Directors and Executive Officers—Information about Executive Officers Who are Not Directors” and information regarding Ms. Prasad is set forth below under “—Additional Senior Investment Professionals”.

Portfolio Management

Other Accounts Managed by Our Portfolio Managers

The portfolio managers are primarily responsible for the day-to-day management of the Company and also manage other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of March 31, 2023: (i) the number of registered investment companies, other pooled investment vehicles and other accounts managed by the applicable portfolio manager and (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Ted Yarbrough
Other Pooled Investment Vehicles	182	$1.26 billion	22	$258.1 million
Other Accounts	—	—	—	—
Registered Investment Companies	—	—	—	—
Sirisha Prasad
Other Pooled Investment Vehicles	1	$33.7 million	--	--
Other Accounts	—	—	—	—
Registered Investment Companies	—	—	—	—

Portfolio Managers’ Material Conflicts of Interest

Each of Mr. Yarbrough and Ms. Prasad may serve as an officer, director, or principal of entities that operate in the same or related lines of business as we do or of investment funds managed by our Adviser or our affiliates. Accordingly, each may have obligations to investors in those entities that may require him or her to devote time to services for other entities, which could interfere with the time available to provide services to us. In addition, although other investment funds managed by our Adviser may have different primary investment objectives than we do, they may from time to time invest in asset classes similar to those targeted by us. Our Adviser is not restricted from raising an investment fund with investment objectives similar to ours. Furthermore, we may not be given the opportunity to participate in certain investments made by such entities.

As a result of the arrangements described above, there may be times when one or more of our portfolio managers may have interests that differ from those of our stockholders, giving rise to a conflict of interest.

Compensation Overview of Investment Professionals Employed by the Adviser

The discussion below describes the compensation of our portfolio manager and certain investment professionals employed by the Adviser who provide services to us.

None of our investment personnel, including our portfolio manager, receives any direct compensation from us in connection with the management of our portfolio.

The specific form of compensation of our Adviser’s other investment professionals may also include a variety of components and may vary from year to year based on a number of factors. Specifically, a particular investment professional employed by our Adviser may also receive all or some combination of a salary and a bonus.

Base Compensation

Generally, when a particular investment professional receives base compensation it is based on their individual seniority and their position within the applicable firm.

Discretionary Compensation

In addition to base compensation, a particular portfolio manager may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Our Portfolio Managers

The following table sets forth, as of March 31, 2023, the dollar range of our equity securities beneficially owned by our portfolio managers.

Name	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Ted Yarbrough	$10,001–$50,000
Sirisha Prasad	None

(1)  Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)  Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

Additional Senior Investment Professionals

Information regarding Ted Yarbrough is set forth above in “Management—Board of Directors and Executive Officers.” Information regarding Sirisha Prasad, Rebecca Fine, Mitchell Rosen, and Barbara Anderson is set forth below.

Sirisha Prasad. Ms. Prasad joined Yieldstreet in 2022, where she has been managing the day-to-day management of the registered funds at the firm. Most recently she worked at ICONIQ Capital, in their Investment Management group in San Francisco, CA. Prior to joining ICONIQ, Sirisha worked at Morgan Stanley since 2014, where she spent most of her career working in the Outsourced Chief Investment Office managing assets for Endowments and Foundations.

Rebecca Fine. Ms. Fine is a Managing Director of Yieldstreet responsible for its art finance vertical, including debt and equity platforms. Prior to joining Yieldstreet, Ms. Fine was a founder of Athena Art Finance, a specialty finance company focused on art-backed credit, and served as its General Counsel since 2015. Prior to joining Athena, Ms. Fine’s 20-year legal practice involved both multijurisdictional transactional and cross-border litigation matters. She was previously an associate in the litigation departments of Simpson Thacher & Bartlett LLP and Wilmer Hale (formerly Hale and Dorr) and was then a partner at Schindler Cohen & Hochman LLP, focusing on legal issues involving fine art. Ms. Fine graduated from Columbia University with a degree in art history and earned her J.D. from Columbia Law School.

Mitchell Rosen. Mr. Rosen is responsible for the real estate investment vertical at Yieldstreet. Prior to joining Yieldstreet, Mr. Rosen worked at Brigade Capital Management, a credit focused alternative asset management firm, where he spent more than 5 years focusing on CMBS/CRE debt investing. Prior to Brigade, Mr. Rosen spent almost 9 years at Marathon Asset Management working on both the direct lending program on transitional properties as well as the head credit analyst for their CMBS business. Mr. Rosen entered the real estate lending arena as an analyst at Capital Trust, Inc., a publicly traded commercial mortgage REIT focusing on the mezzanine debt lending space. Mr. Rosen has a Bachelor of Business Administration from Emory University.

Barbara Anderson. Mrs. Anderson has over 30 years of lending experience. She obtained formal credit training at National Westminster Bank USA (“NatWestUSA”) after which she managed a $750 million portfolio of loans to consumer and commercial finance companies nationwide. After leaving NatWestUSA, Mrs. Anderson ran business development activity for a publicly-traded factoring company and held senior management positions in the MidAtlantic region at the CIT Group. From 1998 to 2009, Mrs. Anderson managed the underwriting and business development efforts at BankBoston Retail Finance, IBJ Whitehall Retail Finance, LaSalle Retail Finance and National City Retail Finance. Over the years she has worked with hundreds of small and mid-cap companies as well as large public companies to provide in excess of $3 billion in financing for acquisitions, restructurings, bankruptcies, recapitalizations and refinancings. More recently, Mrs. Anderson has been working with private equity and hedge funds to acquire portfolios of performing and non-performing receivables and to fund growing specialty finance companies using asset-based lending structures. Mrs. Anderson has a Bachelor of Arts in Psychology from Colgate University.

- STATEMENT OF ADDITIONAL INFORMATION –

Control Persons and Principal Stockholders

The section “CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS” on page SAI-5 of the SAI is hereby deleted and replaced in its entirety with the following:

As of March 30, 2023, we could be deemed to be under control of the Adviser. For so long as the Adviser has a greater than 25% interest in our outstanding shares, it may be deemed to be a “control person” of us for purposes of the 1940 Act. The following table sets forth, as of March 30, 2023 (unless otherwise indicated), information with respect to the beneficial ownership of our shares by:

☐	each person known to us to beneficially own more than 5% of the outstanding shares;

☐	each member of our Board of Directors and each executive officer; and

☐	all of the members of our Board of Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise specified, the address of each beneficial owner is 300 Park Avenue, 15th Floor New York, NY 10022.

As of March 30, 2023, the officers and directors of the Company, as a group, beneficially owned less than 1% of our outstanding Shares of the Company.

The following table sets forth, as of December 31, 2022, the dollar range of our equity securities that are beneficially owned by each member of our Board of Directors. We are not part of a “family of investment companies,” as that term is defined in the Form N-2.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors:
Michael Weisz(3)	Over $100,000

Independent Directors:

John C. Siciliano	$10,001-$50,000
William M. Riegel	Over $100,000
George Riedel	---

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

(3)	Reflects shares of our common stock presently held by the Adviser, which may be deemed to be beneficially owned by Mr. Weisz as a result of his control over Yieldstreet, as well as our equity securities directly owned by him.

As of December 31, 2022 as to each Independent Director and his immediate family members, no person owned beneficially or of record securities of the Adviser or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser.